                                                  ------------------------------
                                                           OMB APPROVAL
                                                  ------------------------------
                                                  OMB Number           3235-0145
                                                  Expires:     December 31, 2005
                                                  Estimated average burden
                                                  hours per response ..... 11
                                                  ------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                                R Wireless, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  74976E 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Robert S. Wilson
                         4210 Columbia Road, Suite 10C
                       Martinez, GA 30907 (706) 364-9567
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 12, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].


   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74976E 10 4                 13D                      Page 2 of 5 Pages


--------------------------------------------------------------------------------
1. Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Robert S. Wilson
--------------------------------------------------------------------------------
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a) [_]
     (b) [_]
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)
     SC, PF
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6. Citizenship or Place of Organization
     USA
--------------------------------------------------------------------------------
               7.   Sole Voting Power
  NUMBER OF         944,655
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           -0-
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           944,655
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    -0-
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     1,052,382
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)
     7.1%
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

CUSIP No. 74976E 10 4                 13D                      Page 3 of 5 Pages


ITEM 1. SECURITY AND ISSUER

         The class of security to which this statement relates is common stock of the issuer herein, R Wireless, Inc. ("Wireless"), formerly named HOM Corporation, whose address is 4210 Columbia Road, Suite 10C, Martinez, GA 30907.

ITEM 2. IDENTITY AND BACKGROUND

         (a)      The person filing this statement is Robert S. Wilson
                  ("Wilson").

         (b) Wilson's business address is 4210 Columbia Road, Suite 10C, Martinez, GA 30907.

         (c) Wilson's present principal occupation is as a private investor and the manager of Wireless' subsidiary, Homes By Owners, Inc., 4210 Columbia Road, Suite 10C, Martinez, GA 30907, and its real estate sales magazine.

         (d) Wilson has never been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Wilson has never been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Wilson is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Wilson initially received 17,445 shares of common stock of Southern States Lenders, Inc., whose name subsequently was changed to Direct Lending, Inc. ("Direct"), as a result of the spin off of all the shares of Direct by its former owner, Apple Homes Corporation, without any consideration from the recipients of such shares or otherwise. Judith C. Wilson, Wilson's wife ("Mrs. Wilson") also received 5,100 shares, as to which Wilson disclaims beneficial ownership. Direct was merged with a subsidiary of Wireless and the then outstanding shares of Direct became shares of Wireless on a one for one basis.

         Wilson was chairman of Direct and chairman and CEO of Wireless, and supported their operations by purchasing 414,000 shares of HOM (or Direct) common stock for $88,500; by accepting 41,600 shares in satisfaction of an advance of $10,000 and interest of $400 thereon; by accepting 232,000 shares of Wireless (or Direct) Common Stock for expense reimbursement in the amount of $58,000; and by accepting 58,000 shares of Wireless (or Direct) Common Stock for services valued at $13,000. Mrs. Wilson received 8,000 shares for services rendered valued at $2,000, and 94,627 shares for net advances of $23,657, as to which shares Wilson disclaims beneficial ownership.

         On December 12, 2002 MA&N LLC acquired from Wireless common stock representing a majority of the outstanding common stock and control of Wireless. Concurrently Wilson resigned his position as Chairman and CEO of Wireless, although he continued as a director. At that time Wilson also agreed to accept in lieu of $54,000 in compensation during calendar 2001, $8,000 of indebtedness of Wireless and an additional $10,000 in advances to Wireless together with any interest on any of these amounts, 5 year options to purchase 294,341 shares of Wireless Common Stock at $.01 a share. Wireless and Wilson have valued these options at $20,943.41, $18,000 representing payment of loans and advances by Wilson and $2,943.41 representing interest and compensation. The options have never been issued. It is this transaction that has caused the filing of this amendment to Schedule 13D, although Wilson believes, in the absence of issuance of the options, no filing may be required.

CUSIP No. 74976E 10 4                 13D                      Page 4 of 5 Pages


ITEM 4. PURPOSE OF TRANSACTION

         Wilson's original receipt of the spun off shares of Direct was to develop an independent mortgage banking company, of which he would be a controlling person. His subsequent acquisitions of common stock of Direct and Wireless, and the agreement to acquire options or purchase Common Stock of Wireless, have been to support the operations of HOM and its subsidiaries, particularly in view of their continuing cash needs. Wilson has no plans to take any of the actions specified in (a) through (j) of this ITEM 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) Wilson has a beneficial interest in 758,041 shares of Wireless common stock and in the options to purchase 294,341 shares of Wireless common which he has agreed to accept, for a total of 1,052,382 shares, which represents 7.1% of the 14,818,651 shares of Wireless common stock outstanding. This amount includes 107,727 shares registered in the name of Mrs. Wilson, as to which Wilson disclaims beneficial ownership. It does not include 88,000 shares registered in the name of Bradley C. Wilson; 40,290 shares registered in the name of Jeffrey R. Wilson and 40,000 shares registered in the name of Keith M. Wilson, Mr. Wilson's adult sons who do not reside with him , and 2,000 shares registered in the name of Keith M. Wilson, custodian for Brett M. Wilson, Wilson's grandson, as to all of which Wilson disclaims beneficial ownership and in none of which he has voting or dispositive power.

         (b) (See items 7-10 on the cover page)

         (c) Wilson has not effected any transactions, and does not know of any effected by any of the other persons named in paragraph (a), above, in Wireless common stock during the past 60 days.

         (d) NA

         (e) NA

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Wilson has no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of Wireless.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None.

CUSIP No. 74976E 10 4                 13D                      Page 5 of 5 Pages


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  April 24, 2003
                                        ----------------------------------
                                                       Date

                                              /s/ Robert S. Wilson
                                        ----------------------------------
                                                     Signature

                                                  Robert S. Wilson
                                        ----------------------------------
                                                     Name/Title


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)